SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C.

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2003

or

☐	TRANSITION REPORT PURUSANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                          to

Commission file number 1-6402-1

THE SCI 401(k) RETIREMENT SAVINGS PLAN
(Full title of the plan)

SERVICE CORPORATION INTERNATIONAL

(Name of issuer of the securities held pursuant to the plan)

1929 Allen Parkway
Houston, Texas 77019
(Address of the plan and address of issuer’s principal executive offices)

THE SCI 401(k) RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Administrative Committee
The SCI 401(k) Retirement Savings Plan
Houston, Texas

We have audited the accompanying Statements of Net Assets Available for Benefits of The SCI 401(k) Retirement Savings Plan as of December 30, 2003 and 2002 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 30, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The SCI 401(k) Retirement Savings Plan as of December 30, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 30, 2003 in conformity with generally accepted accounting principles in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedules of Assets (Held at End of Year) and Reportable Transactions are presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ HARPER & PEARSON COMPANY
Houston, Texas
June 23, 2004

THE SCI 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 30,
	2003	2002
Investments:
Pooled separate accounts	$70,958,730	$42,697,838
SCI common stock	40,450,677	19,281,105
Interest bearing cash	1,071,418	1,001,437
Participant loans	4,159,502	2,065,014

Total assets	116,640,327	65,045,394

Net assets available for benefits	$116,640,327	$65,045,394

See notes to financial statements.

THE SCI 401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended
December 30, 2003
Additions to net assets attributed to:
Contributions:
Employer – SCI common stock	$17,377,481
Participants	22,901,996
Rollovers from other qualified plans	648,208

Total contributions	40,927,685

Investment income:
Interest income	146,140
Net appreciation in the fair value of pooled separate accounts	8,103,109
Net appreciation in the fair value of SCI common stock	17,156,898
Realized loss on sale of SCI common stock	(3,590,197)

Total investment income	21,815,950

Total additions	62,743,635

Deductions from net assets attributed to:
Distributions to participants	10,730,946
Administrative expenses	417,756

Total deductions	11,148,702

Net increase	51,594,933
Net assets available for benefits:
Beginning of period	65,045,394

End of period	$116,640,327

See notes to financial statements.

THE SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Plan Description

General

The following description of The SCI 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan’s provisions.

The Plan, established July 1, 2000, is a defined contribution plan for the exclusive benefit of Service Corporation International’s (SCI or the Company) United States non-union employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s assets are held by Massachusetts Mutual Life Insurance Company and participant accounts are maintained by MassMutual Retirement Services. Investors Bank & Trust Company serves as the trustee for the SCI Common Stock Fund.

Contributions

Eligible employees can participate in the Plan after completing three months of service and attaining age 21. Employees covered by a collective bargaining agreement in which retirement benefits are provided are not eligible under the Plan. The election to contribute to the Plan is voluntary. Employees are initially enrolled in the Plan, after meeting eligibility requirements, to contribute 3% of pretax annual compensation, unless participation is specifically rejected by such employees. Participants may contribute up to a maximum of 50% of pretax annual compensation. Each individual’s participant contributions were limited to $12,000 in 2003.

The Company contributes a matching amount up to 6% of the participant’s pretax annual compensation, generally in Company common stock. The percentage of the match is based on years of service with the Company and ranges from 75% to 135% of the employee’s eligible contribution. Additional amounts may be contributed at the Company’s discretion. Company contributions were made in Company stock during the year ended December 30, 2003. There were no discretionary Company contributions in 2003.

Participant Accounts

Participant account balances are valued based upon the number of units of each investment fund owned by the participants. Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and plan earnings or losses. Forfeited balances of terminated participants’ non-vested accounts are used to reduce administrative expenses and future Company contributions. Forfeited balances were $784,041 during the year ended December 30, 2003.

Vesting

Participants are fully vested in their deferred salary and rollover contributions. Participants are not vested in Company contributions until they complete three years of vesting service with the Company thus becoming 100% vested.

Participant Loans

Participants may borrow from their accounts up to one half of their vested account balance to a maximum of $50,000. The minimum amount that may be borrowed is $1,000. Loans are to be repaid within five years, unless the loan is used to purchase a primary residence. The loans are secured by the balance in the participant’s account and bear interest at 1% above the prime rate. A participant may have no more than two loans outstanding at any one time.

Participant Distributions

The Plan provides for several different types of participant withdrawals. Participants who have reached age 59½ may make in-service withdrawals. Participants may make withdrawals before age 59½ if they qualify for certain hardship withdrawals. Upon termination of service with the Company or death, the participant or beneficiary may receive a lump-sum amount equal to the vested amount in the participant’s account. A participant whose account balance exceeds $5,000 may elect a deferred distribution up until age 70½. As of December 30, 2003, total deferred vested benefits related to terminated employees were $4,521,955.

Plan Termination

The Company expects the Plan to continue indefinitely, however, it reserves the right to terminate or amend the Plan to eliminate future benefits. If the Plan is terminated, participants will become 100% vested and account balances will be distributed by a lump-sum payment.

2. Summary of Accounting Policies

Principles of Reporting

The financial statements and schedules have been prepared in accordance with accounting principles generally accepted in the United States of America and the financial reporting requirements of ERISA and are maintained on an accrual basis except for participant distributions, which are reported when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that may affect the amounts reported in the financial statements. As a result, actual results could differ from those estimates.

Investments

Investments are stated at fair value, which is determined by quoted market prices. Participant loans are valued at their outstanding balances, which approximates fair value.

Net appreciation (depreciation) in the fair value of the pooled separate accounts consists of net realized and unrealized appreciation (depreciation). Each investment fund’s appreciation (depreciation) is allocated to participants based upon their proportionate share of assets in each investment fund.

Risks and Uncertainties

The Plan provides for several investment options, which are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Administrative Expense

Administrative expenses represent record keeping fees paid to MassMutual. Legal and audit fees are paid by SCI.

3. Investments

Investments that comprised 5% or more of the Plan’s net assets available for benefits are as follows:

	December 30,
	2003	2002
JCC Balanced Fund (Janus)	$8,007,761	$4,744,197
MassMutual Small Cap Growth Fund	11,787,002	3,632,799
MassMutual Core Bond Fund	10,875,896	11,115,339
MassMutual Government Money Market	16,768,324	12,435,685
MassMutual Large Cap Value Fund	8,465,347	4,206,217
MassMutual Large Cap Growth Fund	7,308,263	3,623,044
SCI Common Stock(1)	40,450,677	19,281,105

(1) Includes both participant and non-participant directed common stock.

4. Income Taxes

A determination letter was received November 20, 2003 from the Internal Revenue Service which declared that the Plan qualifies under Section 401(a) of the Internal Revenue Code as exempt from income taxes. The Plan administrator believes the Plan is designed and being operating in compliance with the requirements of Section 401(a) of the Internal Revenue Code.

THE SCI 401(k) RETIREMENT SAVINGS PLAN

Schedule of Assets (Held at End of Year)
December 30, 2003
EIN: 74-1488375 PIN: 002

Identity of issue, borrower,		Current
lessor or similar party	Description of investment	value
*Massachusetts Mutual Life Insurance Co.	JCC Balanced Fund (Janus)	$8,007,761
*Massachusetts Mutual Life Insurance Co.	MassMutual Small Cap Growth Fund	11,787,002
*Massachusetts Mutual Life Insurance Co.	MassMutual Core Bond Fund	10,875,896
*Massachusetts Mutual Life Insurance Co.	MassMutual Government Money Market	16,768,324
*Massachusetts Mutual Life Insurance Co.	MassMutual Large Cap Value Fund	8,465,347
*Massachusetts Mutual Life Insurance Co.	MassMutual Large Cap Growth Fund	7,308,263
*Massachusetts Mutual Life Insurance Co.	MassMutual Small Company Value Fund	3,668,921
*Massachusetts Mutual Life Insurance Co.	MassMutual Overseas Fund	4,077,216
*Service Corporation International	SCI Common Stock	40,450,677
*Investors Bank & Trust Company	Interest Bearing Cash	1,071,418
*Participant Loans	Loans with interest rates of 5.0% to 10.5%	4,159,502

		$116,640,327

Cost value of SCI Common Stock and Interest Bearing Cash was $26,863,787 and $1,071,418, respectively, at December 30, 2003.

*Party-in-interest as defined by ERISA.

THE SCI 401(k) RETIREMENT SAVINGS PLAN

Schedule of Reportable Transactions
For the year ended December 30, 2003
EIN: 74-1488375 PIN: 002

(b)
(a)	Description of Assets
Identity of	(Include Interest Rate and	(c)	(d)	(g)	(i)
Party	Maturity in Case	Purchase	Selling	Cost of	Net Gain or
Involved	of a Loan)	Price	Price	Asset	(Loss)
Series Transactions
(A)	SCI Common Stock*	$17,377,481	$—	$17,377,481	$—

A reportable transaction is any non-participant directed purchase or sale (or series of purchases or sales) of an investment security that exceeds 5% of net assets available for plan assets at the beginning of the plan year.

*Party-in-interest as defined by ERISA.

(A) All transactions were with Investors Bank & Trust Company.

SIGNATURE

The Plan pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The SCI 401(k) Retirement Savings Plan
Date: June 28, 2004	By:	SCI Funeral and Cemetery Purchasing Cooperative, Inc.

	By:	/s/ Helen Dugand
Helen Dugand
Vice President of SCI Funeral and Cemetery Purchasing Cooperative, Inc.

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Harper & Pearson Company